

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

<u>Via E-mail</u>
Terrence E. Bichsel
Senior Executive Vice President
and Chief Financial Officer
FirstMerit Corporation
111 Cascade Plaza, 7th Floor
Akron, OH 44308

      Re: FirstMerit Corporation
              Form 10-K for Fiscal Period Ended
              December 31, 2012
              Filed February 28, 2013
              File No. 001-11267

Dear Mr. Bichsel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Gus Rodriguez

                      Gus Rodriguez
                      Accounting Branch Chief